Exhibit 99.1

Enerplus Announces Voting Results from the 2020 Annual Meeting of Shareholders

CALGARY, May 7, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX & NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held Thursday, May 7, 2020.  Each of the matters is described in greater detail in the 2020 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 31, 2020 (the "Circular").

1.     Election of Directors

Shareholders elected the following ten nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Judith D. Buie	113,363,809	99.15%	967,434	0.85%
Karen E. Clarke-Whistler	113,304,000	99.10%	1,027,243	0.90%
Michael R. Culbert	113,281,637	99.08%	1,049,606	0.92%
Ian C. Dundas	113,356,112	99.15%	975,131	0.85%
Hillary A. Foulkes	111,577,183	97.59%	2,754,060	2.41%
Robert B. Hodgins	103,140,839	90.21%	11,190,404	9.79%
Susan M. MacKenzie	112,785,472	98.65%	1,545,771	1.35%
Elliott Pew	113,376,977	99.17%	954,266	0.83%
Jeffrey W. Sheets	113,343,136	99.14%	988,107	0.86%
Sheldon B. Steeves	113,388,891	99.18%	942,352	0.82%

2.     Appointment of Auditors

Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent

141,913,351	99.39%	876,003	0.61%

3.     Approval of the Amendment to the Share Award Incentive Plan (SAIP)

Shareholders voted to approve the amendment to the SAIP, as described in the Circular;

Votes For	Percent	Votes Against	Percent

107,495,768	94.02%	6,835,464	5.98%

4.     Approval of Unallocated Share Awards under the Share Award Incentive Plan

Shareholders voted to approve the unallocated RSU and PSU awards under its SAIP, as described in the Circular;

Votes For	Percent	Votes Against	Percent

107,602,375	94.11%	6,728,862	5.89%

5.     Advisory Vote on Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent

109,060,985	95.39%	5,270,251	4.61%

About Us
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2020/07/c3402.html

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

CO: Enerplus Corporation

CNW 18:00e 07-MAY-20